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                                                                 Exhibit (a)(19)

  NETWORK ASSOCIATES, INC. REGISTRATION STATEMENT FOR MCAFEE.COM EXCHANGE OFFER

                            DECLARED EFFECTIVE BY SEC

      SANTA CLARA, Calif. September 10, 2002. Network Associates, Inc. (NYSE:
NET) announced today that the registration statement relating to its exchange offer for the Class A common stock of McAfee.com Corporation (NASDAQ: MCAF) has been declared effective by the Securities and Exchange Commission.

      Network Associates is offering to exchange to 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each outstanding share of McAfee.com Class A common stock. Network Associates currently owns approximately 75 percent of the outstanding shares of McAfee.com common stock. The McAfee.com board of directors and McAfee.com special committee have recommended to the holders of McAfee.com Class A common stock that they accept our offer and exchange their shares in the offer. The offer will expire at midnight, Eastern Time, on September 12, 2002, unless otherwise extended.

      The exchange offer is conditioned on the exchange of a sufficient number of McAfee.com Class A shares such that, after the offer is completed, Network Associates would own at least 90% of all outstanding shares of McAfee.com common stock, as well as other customary conditions. While this condition may be waived, in no event will Network Associates exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares owned by Network Associates, are exchanged in the offer. Other terms and conditions of the exchange offer remain unchanged including, among other things, that neither the McAfee.com board of directors nor the McAfee.com Special Committee will have changed or modified its recommendation of the offer.

Additional Information and Where To Find It

      In connection with the proposed transaction, Network Associates filed an exchange offer prospectus, as amended, and related materials with the Securities and Exchange Commission (SEC). McAFEE.COM SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. McAfee.com security holders may obtain a free copy of the exchange offer prospectus, as amended, and any additional amendments and other documents filed by Network Associates and McAfee.com with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as amended, as well as Network Associates' related filings made with the SEC, may also be obtained from Network Associates by directing a request to Network Associates' Investor Relations Department at: 3965 Freedom Circle, Santa Clara, CA 95054, or by contacting D.F. King & Co. Inc., information agent for the offer, at 800-549-6746.

About Network Associates, Inc.
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      With headquarters in Santa Clara, Calif., Network Associates, Inc. is a
leading supplier of network security and availability solutions. Network Associates is comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.

      NOTE: Network Associates, McAfee, Sniffer and Magic Solutions are registered trademarks of Network Associates, Inc. and/or its affiliates in the United States and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.